Filed by Sungevity, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Sungevity, Inc.

Commission File No.: 132-00000

Sungevity Shareholders –

This morning, we publicly announced an important transaction for the Company. Per the attached news release, Sungevity has entered into a merger agreement with Easterly Acquisition Corp. (Easterly), a public “special purpose acquisition company.” Completion of the merger is pending a review by the Securities and Exchange Commission and final approval by Sungevity’s and Easterly’s shareholders. This process can take up to three months to reach completion.

There will be no changes to Sungevity’s management team as a result of this merger agreement and we remain focused on our primary business objective of reaching a cash flow positive position this year.

In this communication, I will lay out the headlines of the deal and provide some background on why our board of directors has chosen this path, and what it means for you, our Sungevity shareholders.

The proposed transaction is commonly known as a “Reverse IPO” or a “Reverse Merger,” and provides an alternative path for Sungevity to enter the public market, by merging with a specially designed corporate vehicle that is already publicly listed. Our merger partner, Easterly Acquisition Corp., is listed on the Nasdaq (Ticker: EACQ) and has $200 million of cash on its balance sheet.

The following will occur if the merger is completed:

•	Our operating company, Sungevity, Inc., will become a subsidiary of Easterly, and our balance sheet will be consolidated with Easterly’s balance sheet.
•	The Easterly listed company will change its name to Sungevity Holdings, Inc. and we will be a public company trading under the ticker symbol, SGVT.
•	Sungevity shareholders will exchange their shares in Sungevity for shares in the newly merged company, owning a minimum of 58% of the merged entity in aggregate.
•	The transaction values Sungevity at approximately $350 million, based upon the current trading price of EACQ shares.

Process

Easterly went public in July 2015, raising $200m from investors to prepare for a merger with a private operating company that has a business model primed for growth. They reviewed over one hundred companies and they recognized Sungevity’s disruptive platform model as the most promising.

As a next step in the process, we will file an S-4 registration with the SEC as soon as possible. When we obtain SEC approval, which could be as soon as two months, the final merger must be approved by both companies’ shareholders and the deal will close.

Motivation

The benefits of the Merged Listing to Sungevity are many.

First of all, we are effectively “going public” without having to conduct a traditional IPO process. A traditional IPO, which has long been our expectation, is expensive and time consuming and, more importantly, very difficult at the moment, because the IPO window is closed, as happens from time to time.

Second, the healthy balance sheet provided in this merger will make us more stable, reduce our cost of capital and position us to invest in growth as solar enters the most exciting phase of the “S Curve” of technology adoption.

Third, the transaction will provide liquidity to our shareholders, many of whom have owned their positions in Sungevity for several years.

And finally, we enter into a partnership with the Easterly principals, who are sophisticated and well-respected financial operators that can help us continue to build and broaden our project finance operation as we scale. More information about Easterly is included in the attached news release and can also be found at easterlyacquisition.com.

Risks

The main risk of this approach, as opposed to an IPO, is that the investors in the listed company (Easterly) have to approve the transaction in a vote just prior to closing. In the vast majority of recent Reverse Mergers, the transaction has been approved, and that is the expectation here.

But if, for example, the stock market declines over the summer, or Sungevity’s business has a severe downturn for some unforeseeable reason, we could complete the SEC process and then have Easterly’s investors reject the deal, or approve the deal, but redeem a meaningful portion of their investment.

In that unlikely scenario, Sungevity will remain independent and can continue to pursue other financing strategies.

Shareholder Impact

If the merger is approved and closed, your existing shares will cease to exist and will be replaced by shares in the new public entity. The value of your shares in the merged entity will reflect the class and number of shares you currently hold in Sungevity.

At a high level, this transaction greatly improves the Company’s prospects going forward. Shareholders who intend to hold their stock may see this merger as essentially a large financing, providing the Company with the capital it needs to thrive and increase shareholder value in the years to come. Others, who may choose to sell their shares post-merger, will see it as a “liquidity event.”

The precise financial implication for each shareholder is unique, and more information will be available when we and Easterly file a joint proxy/prospectus with the SEC, so I cannot provide specific return guidance in this letter. However, there is additional information available in Easterly’s Form 8-K, which will be distributed to shareholders when filed, and our team will do our best to answer questions over the coming months to the extent possible within regulatory constraints.

Conclusion

This is a truly exciting moment in the Sungevity journey. We have spent many years building a technology platform, a team and a brand that we believe is positioned to be a leader in the global residential solar movement. With the capitalization and liquidity provided by this merger, we will finally have all the tools we need to execute on our vision, and to achieve the mission you all have backed through thick and thin.

You can expect substantial further communication (and paperwork!) as this process unfolds. And of course we will be as responsive as we can be to your questions and input.

For now, a sincere thanks to each of you for your loyal support, from every member of our Sfunster team.

Shine on,

- Birchy

No Offer or Solicitation

The information in this communication is for informational purposes only and is neither an offer to sell or purchase, nor the solicitation of an offer to buy or sell any securities, nor is it a solicitation of any vote, consent, or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information about the Transaction and Where to Find It

This communication relates to a proposed business combination between Easterly and Sungevity and may be deemed to be solicitation material in respect of the proposed business combination between Easterly and Sungevity. The proposed business combination will be submitted to the respective stockholders of Easterly and Sungevity for their approval. In connection with the proposed business combination, Easterly intends to file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 and joint proxy/consent solicitation statement/prospectus forming a part thereof. This communication is not a substitute for the registration statement and joint proxy/consent solicitation statement/prospectus that Easterly will file with the SEC or any other documents that Sungevity or Easterly may file with the SEC or send to stockholders in connection with the proposed transaction. The registration statement and joint proxy/consent solicitation statement/prospectus will contain important information about Easterly, Sungevity, the proposed business combination and related matters. Investors and security holders are urged to read the registration statement and joint proxy/consent solicitation statement/prospectus carefully when they are available.

A copy of the definitive joint proxy/consent statement/prospectus when available will be sent to all stockholders of Easterly and Sungevity seeking the required stockholder approval. Investors and stockholders will be able to obtain free copies of the registration statement and joint proxy/consent solicitation statement/prospectus and other documents filed with the SEC by Easterly through the web site maintained by the SEC at www.sec.gov.

Participants in Solicitation

Easterly and Sungevity, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of Easterly stockholders in respect of the proposed business combination. Information about the directors and executive officers of Easterly is set forth in Easterly’s Form 10-K for the year ended December 31, 2015. Information about the directors and officers of Sungevity and more detailed information regarding the identity of all potential participants, and their direct and indirect interests, by security holdings or otherwise, will be set forth in Easterly’s registration statement on Form S-4 and joint proxy/consent solicitation statement/prospectus. Investors may obtain additional information about the interests of such participants by reading such registration statement and joint proxy/consent solicitation statement/prospectus when it becomes available.